SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For SECOND QUARTER REPORT TO SHAREHOLDERS SEPTEMBER 30, 2004

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biotech Holdings Ltd..

Date: December 8, 2004 By: /s/ Robert Rieveley

-------------------------------------

Name: Robert Rieveley

Title: Chief Executive Officer

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated December 9, 2004

BIOTECH RECEIVES SUPPORT FROM MEXICAN DIABETES ASSOCIATION

Vancouver, B.C., December 9, 2004 - Robert Rieveley, the President of Biotech Holdings has announced that Biotech^s Sucanon diabetes drug has received an endorsement from the diabetes support association of the Mexican state with the largest number of diabetics.

"The President of Club Dulce Vida, a diabetic support association in the Mexican state with the greatest number of diabetics, has informed Biotech^s Mexico City office that his association is giving its support to the launch of Sucanon in Mexico and has invited Biotech to present at the association^s next symposium meeting," Mr. Rieveley said.

"The President of the diabetic association also says, in a letter to Biotech^s Mexico City manager, that he has been using Sucanon for one and a half months and has observed that his diabetic symptoms - including blood sugar level, fatigue, thirst and others - have been noticeably reduced and stabilized," Mr. Rieveley said.

"This is the kind of improvement that our data suggest Type II diabetics are likely to show from twice-a-day use of Sucanon," Mr. Rieveley added.

Sucanon, an insulin sensitizer, has shown been shown to be effective and safe for treating symptoms of Type II Diabetes. The Mexico market, with 10 million confirmed diabetics and 10 million pre-diabetics is one of the largest diabetes markets in the world.

If you would you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please visit our website at www.biotechltd.com.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia.  Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V).  For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit our website at www.biotechltd.com.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management's best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.